June 17, 2011
Via Edgar
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0503
Attn.: Ronald Alper

Re:	Dick’s Sporting Goods, Inc. Form 10-K for the Fiscal Year Ended January 29, 2011 Filed March 18, 2011 File No. 001-31463
Dear Mr. Alper:
This letter is being provided on behalf of Dick’s Sporting Goods, Inc. (the “Company”) in response to a comment made by the Staff of the Securities and Exchange Commission (the “Staff”), which was orally communicated in telephone conversations on June 9, 2011 to Timothy E. Kullman, Executive Vice President- Finance, Administration and Chief Financial Officer of the Company, and on June 14, 2011 to Jennifer Minter of Buchanan Ingersoll & Rooney PC, with respect to the Company’s Form 10-K for the year ended January 29, 2011.
The Staff has requested that the Company, in its next quarterly report filed on Form 10-Q, re-file its Second Amended and Restated Credit Agreement dated as of July 28, 2004, as then amended (the “Credit Agreement”), and include with such filing all corresponding schedules and exhibits to the Credit Agreement.
Per that request, the Company will re-file its Credit Agreement along with the corresponding schedules and exhibits as an exhibit to its next quarterly report on Form 10-Q. To the extent that the Company determines that any schedules or exhibits contain confidential information, it reserves the right to redact that confidential information and request confidential treatment therefor in accordance with applicable rules and regulations of the Securities and Exchange Commission.
If you have any questions, please do not hesitate to contact me at (412) 562-8444.
Very truly yours,
Buchanan Ingersoll & Rooney PC
/s/ Jennifer R. Minter
Jennifer R. Minter

cc:	Timothy E. Kullman David I. Mossé